MITCHELL NUSSBAUM Partner 345 Park Avenue New York, NY 10154-1895	Direct Main Fax mnussbaum@loeb.com	212.407.4159 212.407.4000 212.504.3013

September 13, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Holdings Acquisition Corp.
Form S-1 Registration Statement
File No. 333-145085

Dear Mr. Reynolds:

     On behalf of our client, China Holdings Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment”) to the Company’s Registration Statement on Form S-1 (No. 333-145085) (together, the “Registration Statement” ).

     The Amendment responds to the comments set forth in the Staff’s letter dated September 4, 2007 (the “Staff’s Letter”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the prospectus included in the Amendment (“Prospectus”).

Securities and Exchange Commission
September 13, 2007

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General
1.

Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Prior to effectiveness, the Staff will be provided with FINRA confirmation, either in a letter or telephone call, that FINRA has finished its review and has no objections to the underwriting terms and arrangements in this offering.

2.

Please tell us the factors you considered in determining to value this offering at $100 million. For example, explain if $100 million represented the amount that you determined to be sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given the expected receptivity of the offering from investors in the current market conditions, the company’s geographical focus and management, the success of other blank check companies that have recently completed or are currently undertaking a public offering, and other factors. Given management’s demonstrated high-level experience in merger and acquisition transactions and/or business operations in China, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal at least to 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comments.

The Company respectfully directs the Staff to the disclosure on page 16 of the Prospectus under the heading “Determination of Offering Amount.” For your convenience we have repeated the disclosure below.

Securities and Exchange Commission
September 13, 2007

“In determining the size of this offering, our management concluded, based on their collective experience, that an offering of this size, together with the proceeds of the private placement warrants, would provide us with sufficient equity capital to execute our business plan. We believe that this amount of equity capital, plus our ability to finance an acquisition using stock or debt in addition to the cash held in the trust account, will give us substantial flexibility in selecting an acquisition target and structuring our initial business combination.”

3.	Similarly, please explain to us how you have calculated $9.80 per unit to be deposited into the trust account, including the quantitative considerations you have given, if true, to total offering and private placement expenses, funds to be held outside escrow, and so on.

The amount held in trust is a function of the total amount raised in the offering and the private placement of the sponsor’s warrants and the offering expenses to be incurred in connection with the offering. The total amount raised (including from the sale of the sponsors’ warrants) is expected to be $102,750,000. After deducting offering expenses and the underwriting discounts, the amount to be placed in trust (including the deferred underwriting discounts) is $97,950,000, or $9.80 for each of the 10,000,000 shares to be sold in the offering. The calculation of the amount to be held in trust is presented under “Use of Proceeds” on page 44 of the Prospectus.

4.	We note that your initial business combination must be with a target business or businesses whose fair market value, individually or collectively, is “at least 80%” of the balance in the trust account (excluding deferred underwriting discounts and commissions). Prior firm-commitment IPOs of blank check companies have generally required that the business combination be with a target with a fair market value equal to 80% of the company’s net assets (all assets including the trust account funds less liabilities) at the time of acquisition. Please advise us of your reasoning regarding the change in the terms of your business combination and discuss the potential impact of the changed terms on investors in this offering.

The Company believes the valuation standard of 80% of the balance in the trust account provides clarity to the public investors by eliminating the potential for ambiguity inherent in determining the Company’s “net” assets. The primary differences between the two standards relate to exclusion of liabilities (other than the deferred underwriting compensation) and the exclusion of any proceeds held outside of the trust account and any interest income thereon. The determination of “net” assets requires a calculation of the Company’s liabilities, which will not be known at the date of consummation of the offering. The Company does not expect interest income on the proceeds outside of the trust to be material. In addition, at the time of a business combination, the Company will likely have used a significant portion of the proceeds outside of the trust to cover expenses

Securities and Exchange Commission
September 13, 2007

and may have incurred significant liabilities. If the Company incurs significant liabilities and expends most of the funds outside the trust, the “balance in trust” calculation would result in a figure that is greater than the “net assets” calculation, with the result that a greater percentage of the amount raised in the offering would be used to acquire a target business.

5.	In addition, please clarify throughout the registration statement that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a business businesses for a consideration that is greater than 80% of the balance in the trust account. Also, disclose whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

In response to the Staff’s comment the Company has added disclosure to pages 11, 27 and 58 of the Prospectus to provide that there is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a target business or businesses with a fair market value in an amount greater than 80% of the amount in our trust account at the time of such acquisition. There are no such financing arrangements entered into or currently contemplated with any third parties.

6.	We note the disclosure in several places in the registration statement that you will not proceed with a business combination if public stockholders owning 33.33% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please advise us whether in the company’s view the 33.33% threshold can be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.

We draw the Staff’s attention to the disclosure on pages 9 and 10 of the Prospectus under the caption “Stockholders must approve our initial business combination” which states that the enumerated provisions relating to the requirements for a business combination contained in the Company’s charter, including the 33.33% redemption threshold, may not be amended without the affirmative vote of at least the voting power of the Company’s outstanding voting stock. In addition, as disclosed on pages 10 and 61, “management will not request that the board consider such a proposal to eliminate or amend this provision.”

7.	We note the disclosure in several places in your registration statement that no compensation of any kind, including finder’s and consulting fees, will be paid to any of your existing stockholders, officers or

Securities and Exchange Commission
September 13, 2007

directors, or to any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. Please disclose in relevant places throughout the registration statement if these persons may receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder’s fees or consulting fees to the persons will or may be considered in the selection process of an acquisition candidate. In addition, describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, explicitly state so and consider including an appropriate risk factor discussion.

The Company respectfully directs the Staff to the disclosure on page 56 of the Prospectus under the heading “Sources of Target Business.” For your convenience we have repeated the disclosure below:

“In no event will we pay any of our directors or officers or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination. In addition, none of our officers or directors will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us. Following such business combination, however, our officers or directors may receive compensation or fees including compensation approved by the board of directors for customary director’s fees for our directors that remain following such business combination. Our directors have advised us that they will not take an offer regarding their compensation or fees following a business combination into consideration when determining which target businesses to pursue.”

Furthermore, each of the letter agreements to be signed by the Company’s officers, directors and initial stockholders, which will be filed as exhibits to the Registration Statement, states that the officers, directors and initial stockholders and their respective affiliates will not receive and will not accept any such payment prior to or in connection with the consummation of the initial business combination. Notwithstanding the foregoing, we have clarified the disclosure on page 56 of the Prospectus to indicate that no payments will be received by the officers, directors and initial stockholders from either the Company or any target business prior to or in connection with the consummation of the initial public offering. The statement above also makes clear that following a business combination, the Company’s officers and directors may receive compensation or fees.

8.	We note the disclosure in several places in the registration statement that two of your existing shareholders, Messrs. Kelly and Dunning, have agreed that they will be personally liable to ensure that the

Securities and Exchange Commission
September 13, 2007

proceeds in the trust account are not reduced by the claims of target businesses or claims of significant vendors or other entities that are owed money by the company for services rendered or contracted for or products sold to the company. Please revise to clarify the circumstances under which these individuals will be personally liable, with a view to explaining the limitations of their liability. In addition, define “vendors” in the indemnification provided by your existing shareholders.

The Company has revised the Prospectus on pages 15, 21, 23 and 66 to clarify that the indemnification obligations of Messrs. Kelly and Dunning covers all creditors, except those who have waived their rights against the trust account. In light of the revisions, the Company has not defined “vendors” in the Prospectus.

Prospectus Cover Page

9.	We note the statement that you “expect” that the public offering price will be $10.00 per unit. Please revise to indicate the public offering price per unit.

The Company has revised the disclosure on the cover of the preliminary prospectus accordingly.

10.	We note that this company has been formed “to acquire one or more operating businesses... through a merger, stock exchange, asset acquisition, reorganization or “similar business combination, or control through contractual arrangements.” Please disclose whether a proposed transaction may involve the purchase of a minority interest in a company or less than substantially all assets of a company. We may have further comments.

The Company has included additional disclosure on the cover of the preliminary prospectus that it may acquire control of a target business. For this purpose, as disclosed in the Prospectus, “control” would be at least 51% of the voting securities of the target business.

11.	For the purposes of the extended period and the 33.33% calculation, does the term “public stockholders” include the shares held by the founders and insider investors which have been either purchased in the offering or have been otherwise acquired in the public markets?

The Company respectfully advises the Staff that for purposes of the extended period and the 33.33% calculation, the term “public stockholders” does include the shares held by the founders and insider investors which may be purchased in the offering or otherwise acquired in the public markets.

Securities and Exchange Commission
September 13, 2007

12.	Describe supplementally the economics behind the determination to price the shares at $10 per share and to set the warrant exercise price at $7.50 per share? What are the inherent values underlining the registrant at the time of pricing such securities which supports such values? What is the basis for the determination to set a five-year term with respect to the warrant exercise period? Relate the $10 per share offering price to the $1 per share offering price for insiders in the private placement to be conducted immediately prior to the initial public offering.

The units will be sold for $10 each. Each unit is composed of one share and one warrant. Each public shareholder will have the right to receive its pro-rata share of cash held in the trust account for each share owned in the event the shareholder elects to convert its shares in connection with a vote on the Company’s initial business combination or the extended period, or in the event of a liquidation. The shares of blank check companies generally trade at a slight discount to their pro-rata share of the cash held in the trust account. The warrants entitle the holder to acquire one share for $7.50, but only after the consummation of the initial business combination. The warrant exercise price is lower than the unit price of $10 and the pro-rata amount of the cash held in the trust account. The Company believes that the warrants generally trade generally based on investors’ expectations that an acquisition will be announced and approved by the shareholders in the future and the intrinsic value that would result from exercising the warrant. The public offering price of the units and the terms of the warrants (including the warrants purchased in the private placement) were determined jointly by the underwriter and the Company after reviewing and discussing comparable transactions. No other financial or quantitative analyses were used in determining the purchase price. Factors considered in determining the price and terms of the units, including the common stock and warrants underlying the units as well as the private placement warrants, include the history and prospects of companies whose principal business is the acquisition of other companies; prior offerings of those companies; our capital structure and general conditions of the securities markets at the time of the offering. The Company believes that the term of the warrant likely does not impact the value of the warrant initially because value is based on an expectation of an acquisition being announced and approved and the intrinsic value that would result from exercising the warrant, not the length of the term of the exercisability of the warrant.

13.	Please confirm, if true, that the sources of funds for all purchases in the private placement transaction derived directly from the purchasing individuals and are not provided or obtained through third-party sources.

Securities and Exchange Commission
September 13, 2007

The Company confirms that the source of funds for all purchases in the private placement derive directly from the purchasing individuals and will not be provided or obtained through third-party sources.

14.	Briefly describe the bases upon which Citi Group will make the determination to accelerate the separate trading of the common stock and the warrants prior to the 45-day period initially established.

The Company has revised the disclosure on the cover page and pages 4 and 87 of the Prospectus to provide that each of the common stock and warrants will trade separately on the 35th day after the date of the prospectus unless the underwriter determines that an earlier date is acceptable. The underwriter intends to separate the trading of the common stock and the warrants only after the exercise of the over-allotment option. The underwriter would accelerate the separate trading of the common stock and warrants prior to the 35-day period if (i) the over-allotment option is not exercised in full and the underwriters have no intention to exercise the remaining option or if (ii) the over-allotment option is exercised in its entirety prior to its expiration.

Table of Contents

15.	Please move the first paragraph to an appropriate location somewhere after the Risk Factors section.

The paragraph before the “Table of Contents” has been moved to page 42 after the Risk Factor section.

16.	We note the sentence: “You should assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.” It appears, however, that you intended to remind investors that they actually should not assume that the information contained in the prospectus is accurate as of any date other than the date on the front of the prospectus. In that case, this suggests that you do not have a duty to ensure that the information in the prospectus is complete and accurate during the prospectus delivery period. Please revise or provide us with support for your belief that the sentence cited accurately reflects your obligations with respect to the content of the prospectus.

The referenced paragraph (now on page 42) has been revised accordingly.

Summary, page 1

17.	In the first full paragraph on page 3, please indicate whether the company has conducted any research with respect to identifying potential acquisition candidates.

Securities and Exchange Commission
September 13, 2007

The Company has added the requested disclosure to the Summary on page 1 of the Prospectus.

18.	We note your disclosure on the experience of your directors and executive officers and the growth and successes of their affiliated companies. Please revise to provide a balanced presentation. For example, please indicate that past experience of your board of directors and their affiliated companies is no guarantee that your company will be successful in consummating an acquisition or in becoming a profitable venture after the business combination.

The Company has added the requested disclosure to the Summary on page 1 of the Prospectus.

19.	Briefly describe in detail the meanings by which the Company may obtain ownership or exercise ownership rights with respect to another entity “through contractual arrangements.” Also briefly detail the legal consequences to shareholders of such contractual arrangements.

The Company had previously included such disclosure on page 34 and has added such additional disclosure on page 3 of the Prospectus that if it chooses to effect a business combination that employs these types of control arrangements, the Company may have difficulty in enforcing its rights and, therefore, that these contractual arrangements may not provide the Company with the same economic benefits, accounting consolidation or control over a target business as would direct ownership.

20.	Briefly detail and describe the “various industries and target businesses in the PRC” upon which the Company is initially focusing its efforts.

In response to the Staff’s comment, the Company has removed the term “various industries” from the Prospectus.

21.	Describe in further detail what is meant by the statement that existing holders shall vote their stock “in the same manner” as the public holders.

The Company has revised the disclosure on pages 5 and 82 to clarify what is meant by “in the same manner” as the public holders.

22.	With respect to both the private placement of the common stock as well as the proposed private placement of the warrants, provide a discussion of the ability of the holders of such securities to transfer such securities consistently with the federal securities laws. Additionally, identify more specifically who the “permitted

Securities and Exchange Commission
September 13, 2007

transferees” are and describe the methods by which such transfers may take place consistently with the federal securities laws.

The Company has revise the disclosure on pages 6 and 7 of the Prospectus in response to the Staff’s comment.

23.	Reference is made in several places in the prospectus to a 36-month offering period. Please describe how such 36-month period may be created consistently with the terms of Rule 419.

The Company respectfully notes that Rule 419 does not apply to this offering inasmuch as the Company will be listed on the American Stock Exchange, a national securities exchange, and will (1) have net tangible assets of more than $5 million when the Company successfully completes this offering and (2) file a current report on Form 8-K with the Commission following completion of this offering including an audited balance sheet demonstrating this fact.

24.	Reference is made to an 80% vote requirement of shareholders in order to override the restricted provisions of Article VI of the Company’s Certificate of Incorporation. Disclose whether this 80% threshold has been reviewed by and opined upon as valid by Delaware counsel.

The 80% threshold has not been reviewed by and opined upon as valid by Delaware counsel. The Company has added disclosure to pages 10, 20 and 68 of the Prospectus as requested by the Staff. The Company notes however that it believes that such provision is valid under Delaware law. Section 102(b)(4) of the Delaware General Corporation Law provides the following:

“(b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

(4) Provisions requiring for any corporate action, the vote of a larger portion of the stock or of any class or series thereof, or of any other securities having voting power, or a larger number of the directors, than is required by this chapter.”

25.	Additional disclosure highlighting the fact that the registrant, by virtue of the fact that it intends to operate in the PRC, may not be allowed to own the assets or the operating company but may only be legally allowed to have certain contractual rights and arrangements with such entity, should be included in the front of the prospectus, even on the prospectus cover page. Additionally, provide additional detail as to the legal consequences to shareholders of such an arrangement.

Securities and Exchange Commission
September 13, 2007

The Company has added disclosure on page 3 in the “Summary” section of the Prospectus as requested by the Staff.

The Offering, page 4

Redemption. page 5

26.	Please state whether the underwriters have the right to consent before the company can exercise its redemption right and, if so, discuss in an appropriate section the conflicts of interests that result from such rights.

The underwriters do not have the right to consent before the Company can exercise its redemption right. The Company has added disclosure on page 5 of the Prospectus in response to the Staff’s comment.

Private placement warrants purchased through private placement, page 6

27.	Please disclose the maximum number of warrants each of your founders and special advisor is entitled to purchase.

In response to the Staff’s comment, the Company has disclosed on page 6 of the Prospectus that its founders, directors and special advisors will purchase warrants in proportion to their common stock ownership.

Stockholders must approve our initial business combination, page 9

28.	Please confirm whether you will seek shareholder approval for the acquisition of one or more businesses or parts thereof through acquisition of substantial assets.

We respectfully draw the Staff’s attention to the disclosure throughout the Registration Statement and the Prospectus including pages 1, 3, 11, 20, 45 and 53 that we may acquire one or more businesses through asset acquisitions. As such, the Company confirms that we will seek shareholder approval for acquisitions of a business through the acquisition of substantial assets.

29.	Generally, the conversion threshold of 19.99% is required in a traditional blank check company structure. Please explain briefly your reasons for deciding that the approval of the business combination would require the number of public shareholders who exercise their conversion rights to be “approximately 33.33% .”

We draw the Staff’s attention to the fact that of the last 10 SPACs to go effective, six had either a 30% or greater redemption threshold and that all 10 SPACs that have filed registration statements with the Commission most recently contain this higher threshold. We have increased the conversion percentage (from the 20% that had been customary in similar offerings to

Securities and Exchange Commission
September 13, 2007

33.33%) in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination or the extension of the period during which we may complete a business combination that may otherwise be approved by a large majority of our public stockholders. As a result of this change, it may be easier for us to complete a business combination even in the face of a strong stockholder dissent, thereby negating some of the protections of having a lower conversion threshold to public stockholders. Furthermore, the ability to consummate a transaction despite shareholder disapproval in excess of what would be permissible in a traditional blank check offering may be viewed negatively by potential investors seeking shareholder protections consistent with traditional blank check offerings.

Right of first review, page 10

30.	You state that your officers and directors have agreed to present to your company first, before presenting to any other entity, any business opportunity in China with a fair market value of at least $100 million. Since you may potentially acquire a business worth at least 80% of the balance in the trust account, please explain why you have not set the threshold value of a business opportunity to be first reviewed by you at $80 million.

The Company has revised the disclosure on pages 10 and 82 of the Prospectus to provide that the threshold value of a business opportunity subject to the Company’s right of first review is $80 million.

Risk Factors, page 18

31.	Please clarify in the introductory paragraph, if accurate, that you have described all material risks that are currently known and reasonably foreseeable. If needed, revise this section accordingly.

The introductory paragraph in the “Risk Factors” on page 18 of the Prospectus has been revised as requested.

If we dissolve and liquidate before concluding a business combination.... page 20

We will dissolve and liquidate if we do not consummate a business combination page 22

32.	Since related risk factors should be proximately situated, please relocate these two risk factors sequentially.

Securities and Exchange Commission
September 13, 2007

The risk factor entitled “If we dissolve and liquidate…” has been moved to page 22, immediately before the risk factor entitled “We will dissolve and liquidate…”.

We are dependent upon Paul K Kelly and James D. Dunning, Jr….., page 30

33.	Please disclose whether you intend to ensure that your officers and directors will be able to maintain their positions with the company after the consummation of the business combination. Also, disclose whether your officers and directors will take into consideration the possibility of retaining their positions in the merged company in determining which acquisition to pursue.

In response to the Staff’s comment, the Company has added an additional risk factor on page 31 of the Prospectus which discloses that the Company cannot ensure that the current officers and directors will be able to maintain their positions with the Company. Further, the Company respectfully draws the Staff’s attention to the disclosure on page 80 of the Registration Statement that “We have been advised by our directors that they will not take retaining their positions into consideration in determining which acquisition to pursue.”

34.	Since none of Messrs. Kelly and Dunning is required to commit any specified amount of time into your affairs, please disclose here the minimum period of time each week each of them would devote to your business.

The Company has revised the Prospectus on page 30-31 in response to the Staff’s comment.

The determination of the offering price of our units... is more arbitrary..., page 31

35.	Please revise the risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the units’ offering price.

The risk factor has been revised on page 31 of the Prospectus to state that in the event that Company will have raised too much or too little money in the offering to consummate a business combination that satisfies the requirements of its organizational documents, the Company may not be able to consummate a business combination and may be forced to liquidate.

Securities and Exchange Commission
September 13, 2007

Use of Proceeds, page 43

36.	Please provide a breakdown of the allocated funds for each stated category of miscellaneous expenses.

The Company has added the requested disclosure to page 44 of the Prospectus.

37.	To the extent that your allocated funds for due diligence and out-of-pocket due diligence expenses exceed the available proceeds not deposited in the trust, please disclose how you will satisfy any excess for due diligence and out-of-pocket due diligence expenses.

The Company has added disclosure on page 47 of the Prospectus that to the extent that the allocated funds for due diligence and out-of-pocket due diligence expenses exceed the available proceeds not deposited in the trust account, Messrs. Kelly and Dunning, have agreed to satisfy any shortfall.

38.	We note in footnote 1 to Item 13 in Part II that you will pay an initial trustee fee. Please disclose whether this fee and any other fees you pay the trustee, transfer agent, warrant agent, or escrow agent are reflected in this section and how these fees will be paid.

The Company has revised the Use of Proceeds on page 44 of the Prospectus to reflect the payment of fees to the trustee, transfer agent and warrant agent.

39.	We note the statement in footnotes 2 and 4 that “(y)our actual expenditures for some or all of these items may differ from the estimates set forth herein.” Please revise this section to clearly discuss the contingencies that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently-stated uses. See Instruction 7 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Prospectus to remove reference to the Use of Proceeds being estimates.

Management’s Discussion and Analysis, page 50

40.	Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that you expect to materially affect your business or operations. Please expand this section to discuss in reasonable detail any known trends and uncertainties that will have or are reasonably likely to have a material

Securities and Exchange Commission
September 13, 2007

impact on your revenues or income or result in your liquidity decreasing or increasing in any material way when you acquire an operating company in China. In addition, discuss in reasonable detail (i) the economic, geographic, or industry-wide factors relevant to you and your intention of acquiring a company in China; (ii) the material opportunities, challenges, and risks in the short and long term; and (iii) the actions you are taking and will take to address them. Refer to SEC Release No. 33-8350.

The Company has added disclosure to pages 51 and 52 of the Prospectus in response to the Staff's comment.

Liquidity and Capital Resources, page 50

41.	Please address the estimated timing, assuming current market conditions, of your receipt of up to $2.5 million in interest income. Clarify whether there may be liquidity problems if your receipt of interest income does not match the timing of your expenses.

The Company has added disclosure to page 52 of the Prospectus in response to the Staff’s comment.

Proposed Business, page 52

Effecting a Business Combination, page 54

42.	Please revise to address that to the extent the company cannot obtain valid and enforceable waivers there is no assurance that the funds held in the trust account will be protected from creditor claims despite the limited personal liability assumed by Messrs. Kelly and Dunning. Also confirm, if true, that even if vendors, prospective target businesses, or other entities execute such agreements, there is no assurance that they would be prevented from bringing claims against the trust.

The Company has added disclosure to page 56 of the Prospectus in response to the Staff’s comment. Furthermore, the Company has already included disclosure on page 56 stating that “There is no assurance . . . that creditors would be prevented from bringing claims against the trust account.”

Sources of target businesses. page 54

43.	You state that you will not acquire a company that is either a portfolio company of, or has otherwise received a financial investment from, your founders or their affiliates. Please clarify whether you would acquire companies in which your founders, special advisor, or their

Securities and Exchange Commission
September 13, 2007

affiliates are currently passive investors, companies of which your founders, special advisor, and their affiliates are currently officers or directors, or companies in which your founders, special advisor, or their affiliates are currently invested through an investment vehicle controlled by them. If so, specify whether you would obtain an opinion from an independent investment banking firm on which your shareholders will be able to rely to the effect that such business combination is fair to your unaffiliated shareholders from a financial point of view.

The Company has added disclosure to page 56 of the Prospectus in response to the Staff’s comment.

44.	Please identify the source of funds that will be used to pay any finder’s fee. Consider adding this information to the Use of Proceeds table.

We draw the Staff’s attention to the Use of Proceeds table on page 44 of the Prospectus where finder’s fees are listed in the items to be paid out of working capital.

Fair market value of target business or businesses, page 56

45.	You state that if your directors cannot determine the fair market value of a target business, you will obtain an opinion from an investment banking firm. Please revise to state further that, in these circumstances, you will obtain an opinion on which shareholders will be able to rely. Alternatively, if the investment bank and the company would believe that shareholders will not be able to rely on the opinion, you would include disclosure in the proxy statement providing support for that belief.

The disclosure on page 58 of the Prospectus has been amended to state that the Company will obtain a fairness opinion on which shareholders will be able to rely.

Redemption rights for stockholders..., page 61

46.	Please revise to explain the reasons for imposing the additional expense, timing, affirmative act, and other burdens to exercising redemption rights in the event you require physical delivery of stock certificates.

The Company has revised the disclosure accordingly on page 63 of the Prospectus.

Securities and Exchange Commission
September 13, 2007

Dissolution and liquidation if no business combination, page 62

47.	Please clarify, if true, that a shareholder vote to reject any plan of dissolution of the company and the distribution of the proceeds of the trust fund may result in significant delays and may prevent the dissolution and distribution.

The Company has added disclosure to page 64 of the Prospectus in response to the Staff’s comment.

48.	Please disclose whether the company will take any additional measures, if necessary, to ensure that the funds in the trust account will not be depleted by claims against the trust.

The Company has added disclosure on page 67 of the Prospectus that to the extent any bankruptcy court claims deplete the trust account, the Company cannot assure the stockholders it will be able to return to its public stockholders the liquidation amounts payable to them.

49.	You state on page 65 that you “anticipate notifying the trustee of the trust account to begin liquidating such assets promptly” in the event of a liquidation. Please explain why you “anticipate” that the instruction would be given promptly instead of stating that the instruction will be given promptly.

The word “anticipate” has been changed to “will” on page 66 of the Prospectus in response to the Staff’s comment.

50.	Please include a discussion as to how the liquidated company will pay or make reasonable provisions to pay all claims and obligations, and provide compensation for any claim against the company that is the subject of a pending action, suit, or proceeding to which the company is a party.

We respectfully draw the Staff’s attention to the disclosure on page 66 of the Prospectus that each of Paul K. Kelly and James D. Dunning, Jr. have agreed that they will indemnify us for all claims of creditors to the extent the Company fails to obtain a valid and enforceable waiver from such party.

Amended and Restated Certificate of Incorporation, page 65

51.	Please clarify whether your organizational documents require you to obtain the consent of a certain percentage of IPO shareholders to amend the provisions relating to the dissolution of the company and the distribution of the trust fund. Also, address any uncertainty relating to the enforceability under Delaware law of such a provision

Securities and Exchange Commission
September 13, 2007

in your articles of incorporation. Please file the amended and restated certificate as an exhibit as soon as practicable.

We draw the Staff’s attention to the disclosure on page 68 of the Prospectus which states that an affirmative vote of 80% of the voting power of the outstanding voting stock is required prior to any amendment to the amended and restated certificate of incorporation relating to the terms of this offering. In addition, as described in our response to comment 24, we have added disclosure regarding the enforceability of the 80% amendment provision to page 68. We will file the amended and restated certificate of incorporation as soon as practicable.

Competition, page 71

52.	Please identify the existing blank check companies that intend to acquire businesses in China, and disclose the aggregate amount in their trusts.

The Company has revised the disclosure accordingly on page 73 of the Prospectus.

Management, page 73

Special Advisor, page 75

53.	Please discuss the duties and obligations of the special advisor, including the specific areas in which he will advise the company, and any consideration, like advisor’s fees and other benefits, he will receive in exchange.

The Company has revised the disclosure accordingly on page 77 of the Prospectus.

Executive Officers and Director Compensation, page 76

54.	You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by, or paid to the named executive officers, directors, and special advisor for all services rendered in all capacities.

The Company has revised the disclosure accordingly on page 78 of the Prospectus.

Director Independence, page 77

55.	For each independent director named, please elaborate on the specific criteria you used to determine independence pursuant to Rule 10A-3

Securities and Exchange Commission
September 13, 2007

of the Exchange Act and the rules of the American Stock Exchange. Your explanation should take into account the anticipated value of the founders’ common stock the directors received.

The Company has revised the disclosure accordingly on page 79 of the Prospectus.

Conflicts of interest, page 78

56.	It appears from your disclosure on page 79 that your directors have existing fiduciary obligations to other companies, including blank-check companies. For every director having such conflict of interest, please provide a list of each company affiliated with that director with which a conflict of interest may or does exist. Moreover, indicate for each such affiliated company the priority and preference such company has relative to you with respect to the performance of obligations and the presentation of business opportunities.

The disclosure on page 82 of the Prospectus has been revised to clarify that there may be potential opportunities that would be attractive to the Company that would need to be presented to, and rejected by, one or more of the entities that the Company’s directors have an existing fiduciary obligation to before they can be presented to the Company. The disclosure has also been revised to provide a table listing each entity with which a conflict of interest could exist and indicate that the Company’s officers and directors would have to present a potential target business to such entities before presenting them to the Company.

57.	Further, if you have established criteria for evaluating any contacts, discussions, or opportunities insofar as they relate to you and the companies with which a conflict of interest may or does exist, please disclose such criteria and discuss how they are applied. If you have not established any such criteria, so state.

The Company has revised the disclosure accordingly on page 83 of the Prospectus.

58.	Where you state that your directors have fiduciary obligations to other companies, please revise to clearly state, if true, that obligations to affiliated companies take priority over you, and that opportunities attractive to you and to affiliated companies must first be presented to affiliated companies.

The Company has revised the disclosure accordingly on page 82 and 83 of the Prospectus.

Securities and Exchange Commission
September 13, 2007

Principal Stockholders, page 80

59.	We note that certain financial firms affiliated with your principal shareholders will be principal shareholders of the company after this offering. Please tell us whether any of these entities has a similar business plan as yours.

We respectfully advise the Staff that none of the financial firms affiliated with the Company’s principals will be shareholders after the offering.

Certain Transactions, page 81

60.	Please revise the caption to reflect the disclosure addressing certain relationships and related transactions consistent with Item 404 of Regulation S-K.

The Company has revised the caption accordingly on page 85 of the Prospectus.

61.	Please provide a breakdown of the $171,250 interest-free loan you have received, showing the amount you have borrowed from each existing shareholder.

The Company has revised the disclosure accordingly on page 85 of the Prospectus.

62.	Please file the material related party agreements as exhibits.

We will file all material related party agreements as exhibits as soon as practicable.

Description of Securities, page 83

Preferred Stock. page 84

63.	We note that the issuance of some or all of your preferred stock may have the effect of “delaying, deferring or preventing a change of control” of the company. Please explain the specific circumstances in which and the specific ways by which the stated effects would take place.

The Company has revised the disclosure accordingly on page 88 of the Prospectus.

Listing. page 88

Securities and Exchange Commission
September 13, 2007

64.	Please disclose how the company intends to fulfill necessary initial listing criteria. For example, explain if and how the company will satisfy alternative listing standards.

The Company has added disclosure to page 92 of the Prospectus that based upon the proposed terms of this offering, after giving effect to this offering the Company expects to meet the minimum initial listing standards set forth in Section 101(c) of the American Stock Exchange Company Guide, which consist of the following:

•	Stockholders equity of at least $4.0 million;

•	Total market capitalization of at least $50.0 million;

•	Aggregate market value of publicly held shares of at least $15.0 million;

•	Minimum public distribution of at least 1,000,000 units with a minimum of 400 public holders; and

•	a minimum market price of $2.00 per unit.

As the Company expects to meet the minimum initial listing standards set forth in Section 101(c) as set forth above, the Company does not anticipate that it will need to satisfy alternative listing standards.

United States Federal Income and Estate Tax Considerations, page 89

65.	We note your statement that the section is “a general summary of the material U.S. federal income tax and certain U.S. estate tax consequences (emphasis added).” Please revise to delete the term “general” from the description of the tax consequences.

The Company has deleted the term “general” from the description of the tax consequences on page 93 of the Prospectus.

66.	Please tell us whether you received a tax opinion. We may have further comments.

The Company will not receive a tax opinion. The Company respectfully draws the Staff’s attention to the disclosure on page 93 of the Registration Statement where it states “We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.”

Underwriting, page 94

Securities and Exchange Commission
September 13, 2007

67.	Please provide the pricing and quantity information for this section as soon as they are finalized.

The Company will provide the pricing and quantity data as soon as they are finalized.

68.	We note that “(t)he underwriting agreement provides that the obligations of the underwriters to purchase the units... included in this offering are subject to approval of legal matters by counsel and to other conditions.” Please describe all the material conditions to the obligations of underwriters in this section.

The Company respectfully notes that the material conditions to the obligations of the underwriters set forth in the “Underwriting” section of the Prospectus are set forth in the Underwriting Agreement which the Company will file as an exhibit in an upcoming filing. In addition, as this is a firm offering of units, pursuant to Item 508 of Regulation S-K, condition precedent to the underwriters’ taking the securities need not be described.

69.	Please explain the statement that “(i)f all of the units are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.” In addition, reconcile this statement with the statement that “(t)he underwriters are obligated to purchase all of the units ...if they purchase any of the units.” Finally, in the light of the preceding statement, explain how this is a firm commitment offering and provide an analysis as to why Rule 419 of Regulation C would not apply.

The statement identified by the Staff's comment applies only to the sale of the units by the underwriters to the public after all of the units are purchased from the Company by the underwriters at the public offering price less $0.40 per share. The Company has revised the disclosure on page 98 of the Prospectus to include the language “(a)fter the underwriters purchase the units from us” prior to the statement identified by the Staff's comment, to make it clear when such changes to the offering price may occur. The clarification of the statement identified by the Staff’s comment reconciles the statement with the statement that “(t)he underwriters are obligated to purchase all of the units…if they purchase any of the units.” The underwriters will be obligated to purchase all of the units and the changes to the offering price may only occur once the underwriters have purchased all of the units. In light of this clarification, the Company respectfully submits that it is no longer necessary to provide an analysis as to why Rule 419 of Regulation C would not apply.

70.	On page 96, we note that the underwriters are entitled to “deferred... discounts and commissions.” Please explain the contingencies on which these deferred compensations are based.

Securities and Exchange Commission
September 13, 2007

The Company respectfully directs the Staff to the disclosure on pages 9, 45 and 47 of the Amendment which explains the contingencies on which the deferred compensations are based.

71.	Please explain whether the underwriters may receive a fee for identifying and locating a target company for your acquisition.

At this time, the Company has not entered into an agreement with any underwriter in connection with identifying and locating a target company for the acquisition. The Company and underwriters will include language in the Underwriting Agreement to be filed as an exhibit to this Amendment that provides that the Company will not engage any FINRA member to assist the Company in identifying a merger partner or a business opportunity in connection with the Company’s initial business combination without submitting to FINRA a copy of any agreements relating to the services to be provided and a statement as to the compensation to be received by such member for providing such services.

Financial Statements, page F-l

72.	Your attention is directed to Rule 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

The Company believes that the financial statements and related disclosures dated July 16, 2007 in the Prospectus do not need to be updated as they are within the 135 days as set forth in Rule 3-12 of Regulation S-X. The Company acknowledges its obligation to update the financial statements and related disclosures in any amendments as required pursuant to Rule 3-12 of Regulation S-X.

73.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

A currently dated consent of the independent accountants with typed signature will be included in all amendments to the Registration Statement.

Part II. Item 13. Other Expenses of Issuance and Distribution, page II-1

74.	Please identify the company that will act as your trustee, transfer agent, warrant agent, and escrow agent, and the fees you will pay it in each capacity.

Continental Stock Transfer & Trust Company is acting as trustee, transfer agent and warrant agent for the Company. The Company has added the initial trustee fee amount to the table on page II-1 and disclose the annual fees to be paid to Continental Stock Transfer & Trust Company as trustee, transfer agent and escrow agent in footnote 1 to the table.

Exhibits

Securities and Exchange Commission
September 13, 2007

75.	Please file the warrant agreements, the legality opinion, and the registration rights agreements as soon as practicable.

The Company expects to file the Warrant Agreement, opinion of Loeb & Loeb LLP and the Registration Rights Agreement as exhibits as soon as practicable.

          Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell Nussbaum

Mitchell Nussbaum
Partner